FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/S/ LIMIN LI
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 30, 2010

Exhibit 99.1

VisionChina Media and Focus Media Announce the

Purchase of VisionChina Media Common Shares

Beijing, China, December 30, 2010—VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, and Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle community digital out-of-home media company, today announced they have entered into a securities purchase agreement, pursuant to which Focus Media will purchase 15,331,305 newly issued common shares of VisionChina Media at a price of US$3.979 per share, equivalent to US$3.979 per ADS, for a total consideration of approximately US$61.0 million.

JJ Media Investment Holding Limited (“JJ Media”), an entity owned by Jason Nanchun Jiang, the chairman and chief executive officer of Focus Media and one of Focus Media’s largest shareholders, and Front Lead Investments Limited (“Front Lead”), an entity beneficially owned by Limin Li, the chief executive officer and largest shareholder of VisionChina Media (together the “Investors”) will each also acquire 1,022,087 newly issued common shares of VisionChina Media at the price of US$3.979 per share, equivalent to US$3.979 per ADS, each for a consideration of approximately US$4.0 million.

The transaction is subject to customary closing conditions and is expected to be completed in early January 2011. Each of Focus Media and the Investors will pay 80% of the consideration and deliver a promissory note in the amount of the remaining 20% of the consideration to VisionChina Media at closing. The payment under the promissory notes will be due on March 31, 2011.

Following the transaction, Front Lead, an entity beneficially owned by Limin Li, will remain VisionChina Media’s largest shareholder with 17.2% of VisionChina Media’s outstanding issued shares. Focus Media will hold approximately 15%, and JJ Media will hold 1%, of VisionChina Media’s outstanding issued shares respectively. Focus Media, the Investors and VisionChina Media will also enter into a Shareholders Agreement, pursuant to which Focus Media is entitled to nominate one designee to VisionChina Media’s board of directors following the transaction. In addition, Focus Media, the Investors and VisionChina Media will also enter into a Registration Rights Agreement, pursuant to which Focus Media and the Investors will hold certain registration rights.

“We are very pleased that Focus Media, China’s largest lifestyle community out-of-home digital media company is investing in VisionChina Media. The purchase of this substantial block of our outstanding shares demonstrates that Focus Media recognizes that we have complementary businesses. Both companies see the future of out-of-home digital mobile television in China, and are confident in our leadership in our respective industry segments. We hope this alignment will provide a base from which to consider future business opportunities of mutual interest.” said Mr. Limin Li, founder, Chairman and chief executive officer of VisionChina Media.

Mr. Jiang, founder, Chairman and chief executive offer of Focus Media commented, “This is an opportunity for our company to partner with a proven market leader in the mobile television networks advertising business. VisionChina Media’s mass transportation mobile television network and Focus Media’s office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. This minority investment in VisionChina Media is very much in line with Focus Media’s established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction. I am very pleased to be purchasing a 1% stake in VisionChina Media as a reflection of my confidence in the prospects for cooperation between VisionChina Media and Focus Media.”

ABOUT VISIONCHINA MEDIA INC.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2010, VisionChina Media Inc.’s advertising network included 128,139 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media Inc. has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of September 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 196,000 LCD displays and approximately 312,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China, with a daily coverage of more than 170 million mainstream urban residents. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, but the absence of these words does not mean that a statement is not forward-looking. Among other things, quotations from Limin Li and Jason Nanchun Jiang in this press release contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Neither VisionChina Media nor Focus Media undertakes any obligation to update any forward-looking statement, except as required under applicable law.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For investor and media inquiries, please contact:

VisionChina Media Inc.

In China:

Mrs. Helen Plummer

Investor Relations Officer

VisionChina Media Inc.

Tel: +86-139-1167-2124

Email: helen.plummer@visionchina.cn

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86-135-1001-0107

Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: jessica.cohen@ogilvypr.com

Focus Media Holding Limited

Jing Lu

Tel: +86-21-2216-4155

Email: ir@focusmedia.cn